UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month March 2015

(Commission File No. 001-35193)

Grifols, S.A.

_____________________________________

(Translation of registrant’s name into English)

________________________

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________._______________.

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Press Release, dated March 4, 2015.	2
2.	Relevant Event, dated March 4, 2015.	5

Grifols to make a major equity investment in Alkahest

•             Alkahest is a company founded in 2014 by leading scientists who demonstrated at Stanford University (US) that factors in the blood of young animals were able to restore mental capabilities in old animals

•             Grifols acquires 45% of the equity of Alkahest for $37.5 million

•             Alkahest and Grifols to work together to develop plasma-based products for the treatment of cognitive decline in aging and other central nervous system (CNS) disorders1, including Alzheimer’s

•             Grifols to have commercialization rights to collaboration products

Barcelona and Redwood City, March 4, 2015: Grifols (MCE:GRF, MCE: GRF.P and NASDAQ:GRFS), a global healthcare company and leading producer of plasma therapies, and Alkahest, a Redwood City, California based, privately held biopharmaceutical company founded upon the pioneering work of Dr. Tony Wyss-Coray and other leading scientists at Stanford University,  today announced that they have signed definitive agreements whereby Grifols will make a major equity investment in Alkahest, and the companies will work together to develop novel plasma-based products for the treatment of cognitive decline in aging and disorders of the central nervous system (CNS), including Alzheimer´s.

Grifols will make a $37.5 million equity investment in the form of a cash payment in exchange for 45% of Alkahest’s shares following the closing of the transaction. In addition Grifols will provide a further payment of $12.5 million and fund the development of plasma-based products, which may be commercialized by Grifols throughout the world.  Alkahest will receive milestone payments and royalties on sales of such products by Grifols.

Grifols will have two seats on Alkahest’s Board of Directors and will collaborate with Alkahest researchers through the creation of a Scientific Joint Steering Committee.

1  CNS disorders include Huntington’s, Alzheimer´s, Parkinson´s, Attention deficit (ADHD) diseases among others.

The transaction is part of Grifols’ commitment with the research and development of therapeutic alternatives designed to contribute to both scientific and social development. In addition, it is aligned within Grifols’ strategy of complementing its range of existing plasma protein therapies and diagnostic products to treat and diagnose serious diseases and to extend the quality of human life.

According to Victor Grifols, President and CEO of Grifols: “The investment and collaboration with Alkahest will expand our research and development in fields that address one of the major unmet medical need of this century and extend our footprint in one of the world’s leading centers for biomedical innovation. Alkahest’s research activities are an extension of Grifols’ long commitment to identify and develop significant therapies from Human Plasma for cognitive and other CNS disorders “.

“We are excited to be working with Grifols, a pioneer and leader in the development of plasmapheresis and plasma-based products,” said Alkahest CEO and Co-founder, Karoly Nikolich, PhD.  “By working together, we hope to translate our data from animal studies to humans” said Stanford Professor and Alkahest Co-founder Tony Wyss-Coray, PhD. “If we are successful, it could mean new therapeutic approaches for treating numerous diseases associated with aging including neural dysfunction and dementias such as Alzheimer’s Disease”.

Grifols was advised on the transaction by Osborne Clarke in Spain.

About Grifols, 75th Anniversary of improving pleople’s health

Grifols is a global healthcare company founded in 1940. In 2015 Grifols celebrates its 75th Anniversary of improving people’s health and well being through the development of life-saving plasma medicines, diagnostics systems, and hospital pharmacy products.

The company is present in more than 100 countries worldwide and is headquartered in Barcelona, Spain. Grifols is a leader in plasma collection with a network of 150 plasma donor centers in the U.S., and a leading producer of plasma-derived biological medicines. The company also provides a comprehensive range of transfusion medicine, hemostasis, and immunoassay solutions for clinical laboratories, blood banks and transfusion centers, and is a recognized leader in transfusion medicine.

In 2014, sales exceeded Euro 3.3 billion ($4.4 billion) with a headcount close to 14,000 employees. Grifols demonstrates its commitment to advancing healthcare by allocating a significant portion of its annual income to R&D.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF).  Its non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ via ADRs (NASDAQ: GRFS). For more information visit www.grifols.com

About Alkahest

Alkahest was established in 2014 by Drs. Tony Wyss-Coray and Karoly Nikolich to further develop and commercialize the pioneering work of Dr. Wyss-Coray, and other leading scientists at Stanford University who demonstrated that factors in the blood of young animals were able to restore mental capabilities in old animals.  In their study published online May 4, 2014 in Nature Medicine the scientists characterized important molecular, neuroanatomical and neurophysiological changes in the brains of old mice that shared the blood of young mice.  Alkahest is now conducting clinical studies to determine if this promising data in animals can be translated to humans. In addition to Grifols, Alkahest’s investors include Bioville Investment Limited, Full House Investment Limited and Stanford University.

MEDIA CONTACTS

Grifols

Raquel Lumbreras	raquel_lumbreras@duomocomunicacion.com
Borja Gómez	borja_gomez@duomocomunicacion.com
Duomo Comunicación	Grifols’ Press Office

+34 91 311 92 89 +34 91 311 92 90 +34 659572185

Alkahest

Karoly Nikolich, PhD

knikolich@alkahest.com

+1 650 257 7102

Disclaimer

This release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include, amongst others: the volatility in the global economy; actions of competitors; changes and developments affecting our industry; development of new products and services; our ability to protect our intellectual property rights; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which Grifols conducts business; reliance on third parties for manufacturing of products and provision of services.

This press release is not an offer to sell or the solicitation of an offer to buy common stock, which is made only pursuant to a prospectus forming a part of a registration statement, nor shall there be any sale of common stock in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the securities laws of any such state. The Grifols shares have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law (Law 24/1988, of July 28, as amended and restated from time to time), Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations.

GRIFOLS Grifols, S.A. Avinguda de Ia Generalitat 152-158 08174 San! Cugat_del Valles Barcelona - ESPANA Tel. [34] 935 710 500 Fax [34]935 710 267 www.grifols.com  RELEVANTEVENT Pursuant to the provisions of article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), Grifols, S.A. ( (11)Grifols(11) ) informs about the signature yesterday in San Francisco (US) of a definitive agreement with Alkahest, a company based in Redwood City, California (US), whereby Grifols will make a major equity investment in Alkahest and the companies will work together to develop novel plasma-based products for the treatment of cognitive decline in aging and other disorders of the central nervous system (CNS), including Alzheimer’s. Grifols will make a $37.5 million equity investment in the form of a cash payment in exchange for 45% of Alkahest’s shares following the closing of the transaction. In addition, Grifols will provide a further payment of$12.5 million and fund the development of plasma based products, which will be commercialized by Grifols throughout the world. Alkahest will receive milestone payments and royalties on sales of such products by Grifols. Grifols will have two seats on Alkahest’s Board of Directors and will collaborate with Alkahest researchers through the creation of a Scientific Joint Steering Committee. Alkahest is a privately held biopharmaceutical company founded in 2014 by the scientist Tony Wyss-Coray  PhD  and other  leading scientists  at Stanford University  (US) who demonstrated at Stanford University that factors in the blood of young animals were able to restore mental capabilities in old animals. The transaction is part of Grifols’ commitment  with the research and development  of therapeutic alternatives designed to contribute to both scientific and social development. In addition, it is aligned with Grifols’ strategy of complementing its range of existing plasma protein therapies and diagnostic products to treat and diagnose serious diseases and to extend the quality of human life.  Barcelona, on 4 March 2015 Rairnon Grifols Roura Secretary to the Board ofDirectors TUVRheinland TOVnheinla nd” CERT BS OHSAS 18001 CERT ISO 14001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  March 4, 2015